UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___ )*


                              Emerging Vision Inc.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  29089W102000
                                 (CUSIP Number)


                                 B.R. Fernandez
                                 P. O. Box 221
                            Brooklyn, NY 11208-0221
                                 (718) 235-0714
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications


                                  May 31, 2001
             (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent therto reporting beneficial ownership of fice percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

================================================
CUSIP NO. 29089W102000                                         Page __ of __Page

================================================
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Horizons Investors Corp.

               11-2651913
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)

                                                                      (b)   [X]
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (See Instructions)    WC

               No funds were expended by the reporting person.

------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              New York State
=============================================== ======= =======================
                                                7       SOLE VOTING POWER
NUMBER OF SHARES                                        1,275,075
                                                ------- -----------------------
BENEFICIALLY                                    8       SHARED VOTING POWER

OWNED BY                                                N/A
                                                ------- -----------------------
EACH                                            9       SOLE DISPOSITIVE POWER

REPORTING                                               N/A
                                                ------- -----------------------
PERSON WITH                                     10      SHARED DISPOSITIVE POWER

                                                        N/A
============ ===================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,275,075
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             5%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

               ISEE
                Emerging Vision Inc.

Item 2. Identity and Background

          Horizons Investors Corp.           D--No     Orginized NY State
          131 Lancaster Street
          Albany, NY 12210                   E--No     General Management
                                                       Consulting Svces.

Item 3. Source and Amount of Funds or Other Consideration

          WC

Item 4. Purpose of Transaction

          Investments in issuer
          has requested a Board seat.

Item 5. Interest in Securities of the Issuer

          5%  1,275,075 shares          Purchased 347,500 shares in past
                                        60 days at avg. .3019 in the open Market
                                       5

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          NONE

Item 7. Material to be Filed as Exhibits

          NONE


                                    SIGNATURE


                                                   Horizons Investors Corp.


Date:  06/05/20    01                              By: /s/ B. R. Fernandez
                                                       ------------------------
                                                        Name:   B. R. Fernandez,
                                                        Title:  President

                                       2